Exhibit 12.1

The following table sets forth Credit Suisse Group’s ratio of earnings to fixed charges, for the periods ended:

	Credit Suisse Group
in CHF m	2005	2004	2003	2002	2001
Profit/Loss from continuing operations before taxes, extraordinary items, cumulative effect of changes in accounting principles and minority interests	9,249	8,232	1,676	(4,289)	(765)
Less: Income from investments in associates	403	217	38	(183)	104
Pre-tax earnings from continuing operations	8,846	8,015	1,638	(4,472)	(661)

Pre-tax earnings before fixed charges	38,724	27,563	18,959	17,494	36,018

Add: Fixed charges:
Interest expenses	29,335	19,006	16,637	21,191	35,872
Interest portion of rentals(1)	543	542	551	642	711
Preferred dividend requirements	0	0	133	133	96
Total fixed charges	29,878	19,548	17,321	21,966	36,679

Less: Minority Interests	2,030	1,127	102	(60)	242

Earnings before fixed charges and provisions for income taxes	36,694	26,436	18,857	17,554	35,776

Ratio of earnings to fixed charges(2)	1.23	1.35	1.09	0.80	0.98

(1)                                 Amounts reflect a two-third portion of premises and real estate expenses, the portion deemed representative of the interest factor.

(2)                                 The deficiency in the coverage of fixed charges by earnings before combined fixed charges was CHF 4,412 million, CHF  903 million for the year ended December 31, 2002  and 2001, respectively.